CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Market-Linked Notes due 2028	$7,562,000	$825.01

Pricing Supplement No. 1,359 Registration Statement Nos. 333-250103; 333-250103-01 Dated April 27, 2021 Filed Pursuant to Rule 424(b)(2)

Morgan Stanley Finance LLC $7,562,000 Market-Linked Notes

Linked to the S&P 500® Daily Risk Control 5% USD Excess Return Index due April 28, 2028

Fully and Unconditionally Guaranteed by Morgan Stanley

Investment Description

These Market-Linked Notes (the “Notes”) are unsecured and unsubordinated debt securities issued by Morgan Stanley Finance LLC (“MSFL”) and are fully and unconditionally guaranteed by Morgan Stanley. The Notes provide a return at maturity linked to the performance of the S&P 500® Daily Risk Control 5% USD Excess Return Index (the "Underlying"). If the Underlying Return is positive over the term of the Notes, MSFL will pay you at maturity the principal amount plus a return equal to the product of (i) the principal amount multiplied by (ii) the Underlying Return multiplied by (iii) the Participation Rate, which is 113%. If the Underlying Return is zero or negative over the term of the Notes, MSFL will pay you at maturity only your principal amount. These long-dated Notes are for investors who are concerned about principal risk but seek an equity index-based return and who are willing to forgo current income in exchange for the repayment of principal at maturity plus the potential to receive an enhanced return based on the appreciation of the Underlying. Investing in the Notes involves significant risks. You will not receive interest or dividend payments during the term of the Notes. You may receive little or no return on your investment in the Notes. MSFL will repay your full principal amount only if you hold the Notes to maturity. The Notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These Notes are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Features

❑      Enhanced Growth Potential — If the Underlying Return is positive over the term of the Notes, the Participation Rate feature will provide leveraged exposure to the positive performance of the Underlying, and MSFL will pay you at maturity the principal amount plus a return equal to the principal amount multiplied by the Underlying Return multiplied by the Participation Rate.

❑      No Downside Market Exposure at Maturity — If you hold the Notes to maturity, MSFL will pay you at least your full principal amount, regardless of the performance of the Underlying. Any payment on the Notes, including any repayment of principal, is subject to our creditworthiness.

Key Dates
Trade Date	April 27, 2021
Original Issue Date	April 30, 2021
Determination Date*	April 26, 2028
Maturity Date*	April 28, 2028

*	Subject to postponement in the event of a Market Disruption Event or for non-Index Business Days. See “—Description of Equity-Linked Notes—Market Disruption Event” in the accompanying product supplement and “Postponement of Maturity Date” under “Additional Terms of the Notes” below.

NOTICE TO INVESTORS: YOU MAY RECEIVE ONLY YOUR PRINCIPAL AMOUNT AT MATURITY AND YOU MAY NOT RECEIVE ANY RETURN ON THE NOTES. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF OURS. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES. THE NOTES WILL NOT BE LISTED ON ANY SECURITIES EXCHANGE.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER ‘‘KEY RISKS’’ BEGINNING ON PAGE 5 OF THIS PRICING SUPPLEMENT IN CONNECTION WITH YOUR PURCHASE OF THE NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES.

Note Offering

This pricing supplement relates to Market-Linked Notes Linked to the S&P 500® Daily Risk Control 5% USD Excess Return Index. The Notes are offered at a minimum investment of $1,000, or 1 Note, and integral multiples of $1,000 in excess thereof.

Underlying	Initial Underlying Level	Participation Rate	CUSIP	ISIN
S&P 500® Daily Risk Control 5% USD Excess Return Index	158.610	113%	61771VVY3	US61771VVY37

See “Additional Information about Morgan Stanley, MSFL and the Notes” on page 2. The Notes will have the terms set forth in the accompanying product supplement and prospectus and this pricing supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement or the accompanying product supplement and prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

Estimated value on the Trade Date	$943.40 per Note. See “Additional Information about Morgan Stanley and the Notes” on page 2.
	Price to Public	Underwriting Discount(1)	Proceeds to Us(2)
Per Note	$1,000	$35	$965
Total	$7,562,000	$264,670	$7,297,330

(1) UBS Financial Services Inc., acting as dealer, will receive from Morgan Stanley & Co. LLC, the agent, a fixed sales commission of $35 for each Note it sells. For more information, please see “Supplemental Plan of Distribution; Conflicts of Interest” on page 16 of this pricing supplement.

(2)  See “Use of Proceeds and Hedging” on page 16.

The agent for this offering, Morgan Stanley & Co. LLC, is our affiliate and a wholly owned subsidiary of Morgan Stanley. See “Supplemental Plan of Distribution; Conflicts of Interest” beginning on page 16 of this pricing supplement.

Morgan Stanley	UBS Financial Services Inc.

Additional Information about Morgan Stanley, MSFL and the Notes

Morgan Stanley and MSFL have filed a registration statement (including a prospectus, as supplemented by a product supplement) with the SEC for the offering to which this communication relates. In connection with your investment, you should read the prospectus in that registration statement, the product supplement and any other documents relating to this offering that Morgan Stanley and MSFL have filed with the SEC for more complete information about Morgan Stanley, MSFL and this offering. You may get these documents for free by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Morgan Stanley, MSFL, any underwriter or any dealer participating in this offering will arrange to send you the prospectus and the product supplement if you so request by calling toll-free 1-(800)-584-6837.

You may access the accompanying product supplement and prospectus on the SEC website at.www.sec.gov as follows:

t	Product supplement dated November 16, 2020:

https://www.sec.gov/Archives/edgar/data/895421/000095010320022198/dp140492-424b2_epselnotes.htm

t	Prospectus dated November 16, 2020:

https://www.sec.gov/Archives/edgar/data/895421/000095010320022190/dp140485_424b2-base.htm

References to “MSFL” refer only to MSFL, references to “Morgan Stanley,” refer only to Morgan Stanley and references to “we,” “our” and “us” refer to MSFL and Morgan Stanley collectively. In this document, the “Notes” refers to the Market-Linked Notes that are offered hereby. Also, references to the accompanying “prospectus” and “product supplement” mean the prospectus filed by MSFL and Morgan Stanley dated November 16, 2020 and the product supplement filed by MSFL and Morgan Stanley dated November 16, 2020, respectively.

You should rely only on the information incorporated by reference or provided in this pricing supplement or the accompanying product supplement and prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these Notes in any state where the offer is not permitted. You should not assume that the information in this pricing supplement or the accompanying product supplement and prospectus is accurate as of any date other than the date on the front of this document.

If the terms discussed in this pricing supplement differ from those discussed in the product supplement or prospectus, the terms contained in this pricing supplement will control.

The Issue Price of each Note is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the Notes, which are borne by you, and, consequently, the estimated value of the Notes on the Trade Date is less than $1,000. We estimate that the value of each Note on the Trade Date is $943.40.

What goes into the estimated value on the Trade Date?

In valuing the Notes on the Trade Date, we take into account that the Notes comprise both a debt component and a performance-based component linked to the Underlying. The estimated value of the Notes is determined using our own pricing and valuation models, market inputs and assumptions relating to the Underlying, instruments based on the Underlying, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the Notes?

In determining the economic terms of the Notes, including the Participation Rate, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the Notes would be more favorable to you.

What is the relationship between the estimated value on the Trade Date and the secondary market price of the Notes?

The price at which MS & Co. purchases the Notes in the secondary market, absent changes in market conditions, including those related to the Underlying, may vary from, and be lower than, the estimated value on the Trade Date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors. However, because the costs associated with issuing, selling, structuring and hedging the Notes are not fully deducted upon issuance, for a period of up to 12 months following the Settlement Date, to the extent that MS & Co. may buy or sell the Notes in the secondary market, absent changes in market conditions, including those related to the Underlying, and to our secondary market credit spreads, it would do so based on values higher than the estimated value. We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. currently intends, but is not obligated, to make a market in the Notes and, if it once chooses to make a market, may cease doing so at any time.

Investor Suitability

The Notes may be suitable for you if:	The Notes may not be suitable for you if:

♦   You fully understand the risks inherent in an investment in the Notes, including the risk of receiving little or no return on your investment.

♦   You seek exposure to the upside performance of the Underlying, and believe that it will appreciate over the term of the Notes.

♦   You understand the characteristics of the Underlying.

♦   You can tolerate receiving only your principal amount at maturity if the Underlying remains unchanged or declines over the term of the Notes.

♦   You can tolerate fluctuations in the price of the Notes prior to maturity that may cause the market value of the Notes to decline below the price you paid for your Notes.

♦   You are willing to invest in the Notes based on the Participation Rate of 113%.

♦   You do not seek current income from your investment and are willing to forgo dividends paid on any of the constituent stocks of the Underlying.

♦   You are willing to hold the Notes to maturity, as set forth on the cover of this pricing supplement, and accept that there may be little or no secondary market for the Notes.

♦   You understand and are willing to accept the risks associated with the Underlying.

♦   You are willing to assume our credit risk, and understand that if we default on our obligations you may not receive any amounts due to you including any repayment of principal.

♦    You do not fully understand the risks inherent in an investment in the Notes, including the risk of receiving little or no return on your investment.

♦   You believe that the level of the Underlying will decline over the term of the Notes.

♦   You do not understand the characteristics of the Underlying.

♦   You cannot tolerate the possibility of receiving only the principal amount if the Underlying remains unchanged or declines over the term of the Notes.

♦   You cannot tolerate fluctuations in the price of the Notes prior to maturity that may cause the market value of the Notes to decline below the price you paid for your Notes.

♦   You are unwilling to invest in the Notes based on the Participation Rate of 113%.

♦   You seek a current income from your investment or prefer to receive the dividends paid on the constituent stocks of the Underlying.

♦   You are unable or unwilling to hold the Notes to maturity, as set forth on the cover of this pricing supplement, or you seek an investment for which there will be an active secondary market.

♦   You do not understand or are not willing to accept the risks associated with the Underlying.

♦   You are not willing or are unable to assume the credit risk associated with us for any payment on the Notes, including any repayment of principal.

The investor suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the sections entitled “Key Risks” beginning on page 5 of this pricing supplement and “Risk Factors” beginning on S-23 of the accompanying product supplement for risks related to an investment in the Notes. For more information about the Underlying, see the information set forth under “The S&P 500® Daily Risk Control 5% USD Excess Return Index” on page 13.

Final Terms

Issuer	Morgan Stanley Finance LLC
Guarantor	Morgan Stanley
Issue Price (per Note)	$1,000 (1 Note)
Principal Amount	$1,000 per Note
Term	Approximately 7 years
Underlying	S&P 500® Daily Risk Control 5% USD Excess Return Index (the “index”)
Payment at Maturity (per Note)

MSFL will pay you a cash payment at maturity linked to the performance of the Underlying during the term of the Notes, as follows:

If the Underlying Return is greater than zero, MSFL will pay you an amount equal to:

$1,000 + [($1,000 × (Underlying Return × Participation Rate)];

If the Underlying Return is zero or negative, MSFL will pay you the $1,000 principal amount and you will not receive any return on your investment.

In no event will the payment due from MSFL at maturity be less than $1,000 per Note.

Participation Rate	113%
Underlying Return	Final Underlying Level – Initial Underlying Level Initial Underlying Level
Initial Underlying Level	158.610, which is the Index Closing Value on the Trade Date.
Final Underlying Level	The Index Closing Value on the Determination Date.
Trade Date	April 27, 2021
Original Issue Date	April 30, 2021
Determination Date	April 26, 2028*
Maturity Date	April 28, 2028*
CUSIP / ISIN	61771VVY3 / US61771VVY37
Calculation Agent	Morgan Stanley & Co. LLC (“MS & Co.”)
*Subject to postponement in the event of a Market Disruption Event or for non-Index Business Days. See “—Description of Equity-Linked Notes—Market Disruption Event” in the accompanying product supplement and “Postponement of Maturity Date” under “Additional Terms of the Notes” below.

Investment Timeline

Trade Date	The Initial Underlying Level is determined. The Participation Rate is set.

Maturity Date

The Final Underlying Level and Underlying Return are determined as of the Determination Date.

If the Underlying Return is greater than zero, MSFL will pay you a cash amount per Note at maturity equal to:

$1,000 + [($1,000 × (Participation Rate × Underlying Return)];

If the Underlying Return is zero or negative, MSFL will pay you the $1,000 principal amount and you will not receive any return on your investment.

In no event will the payment due from MSFL at maturity be less than $1,000 per Note.

Investing in the Notes involves significant risks. The Notes do not pay interest. YOU MAY RECEIVE LITTLE OR NO RETURN ON YOUR INVESTMENT IN THE NOTES. MSFL will repay The full principal amount only if you hold the Notes to maturity. Any payment on the Notes, including the repayment of principal, is subject to OUR creditworthiness. If WE were to default on OUR payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

Key Risks

An investment in the Notes involves significant risks. The material risks that apply to the Notes are summarized here, but we urge you to also read the “Risk Factors” section in the accompanying prospectus and product supplement. You should also consult your investment, legal, tax, accounting and other advisers in connection with your investment in the Notes.

Risks Relating to an Investment in the Notes

♦	The amount you receive at maturity may result in a return that is less than the yield on a standard debt security of comparable maturity — The return on the Notes at maturity is linked to the performance of the Underlying and depends on whether, and the extent to which, the Underlying Return is positive or negative. If the Underlying Return is less than or equal to 0%, MSFL will pay you only the principal amount of $1,000 for each Note you hold at maturity. Accordingly, the return on your investment in the Notes may be zero and, therefore, less than the amount that would be paid on a conventional debt security of ours of comparable maturity. Moreover, if the Underlying does not appreciate sufficiently over the term of the Notes, the overall return on the Notes (the effective yield to maturity) may still be less than the amount that would be paid on a conventional debt security of ours of comparable maturity. The Notes have been designed for investors who are willing to forgo market floating interest rates in exchange for a return, if any, based on the performance of the Underlying.

♦	The Participation Rate applies only if you hold the Securities to maturity – You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, the price you receive will likely not reflect the full economic value of the Participation Rate or the Notes themselves, and the return you realize may be less than the Underlying's return even if such return is positive. You can receive the full benefit of the Participation Rate from MSFL only if you hold your Notes to maturity.

♦	No interest payments — MSFL will not make any interest payments with respect to the Notes.

♦	The Notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or our credit spreads may adversely affect the market value of the Notes – Investors are dependent on our ability to pay all amounts due on the Notes at maturity, and, therefore, you are subject to our credit risk and to changes in the market’s view of our creditworthiness. If we default on our obligations under the Notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the Notes prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in our credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the Notes.

♦	As a finance subsidiary, MSFL has no independent operations and will have no independent assets. As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of MSFL securities if they make claims in respect of such securities in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the guarantee. Holders of securities issued by MSFL should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

♦	Repayment of the principal amount applies only at maturity – You should be willing to hold your Notes to maturity. If you are able to sell your Notes in the secondary market, you may have to sell them at a loss even if the return of the Underlying at the time of sale is positive. You will receive the principal amount of the Notes from MSFL only at maturity, subject to our creditworthiness.

♦	The market price of the Notes will be influenced by many unpredictable factors — Several factors, many of which are beyond our control, will influence the value of the Notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the Notes in the secondary market (if at all), including:

o	the value of the Underlying at any time,

o	the volatility (frequency and magnitude of changes in value) of the Underlying,

o	dividend rates on the securities included in the Underlying,

o	interest and yield rates in the market,

o	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the Underlying or equities markets generally and which may affect the Final Underlying Level,

o	time remaining until the Notes mature, and

o	any actual or anticipated changes in our credit ratings or credit spreads.

Some or all of these factors will influence the terms of the Notes at the time of issuance and the price you will receive if you are able to sell your Notes prior to maturity, as the Notes are comprised of both a debt component and a performance-based component linked to the Underlying, and these are the types of factors that also generally affect the values of debt securities and derivatives linked to the Underlying. Generally, the longer the time remaining to maturity, the more the market price of the Notes will be affected by the other factors described above. For example, you may have to sell your Notes at a substantial discount from the principal amount of $1,000 per Note if the value of the Underlying at the time of sale is at, below or moderately above its Initial Underlying Level or if market interest rates rise. You cannot predict the future performance of the Underlying based on its historical performance.

♦	The amount payable on the Notes is not linked to the level of the Underlying at any time other than the Determination Date. The Final Underlying Level will be based on the Index Closing Value of the Underlying on the Determination Date, subject to postponement for non-Index Business Days and certain Market Disruption Events. Even if the level of the Underlying appreciates prior to the Determination Date but then drops by the Determination Date, the Payment at Maturity may be significantly less than it would have been had the Payment at Maturity been linked to the level of the Underlying prior to such drop. Although the actual level of the Underlying on the stated Maturity Date or at other times during the term of the Notes may be higher than the Final Underlying Level, the Payment at Maturity will be based solely on the Index Closing Value of the Underlying on the Determination Date as compared to the Initial Underlying Level.

♦	Investing in the Notes is not equivalent to investing in the Underlying or the stocks composing the Underlying. Investing in the Notes is not equivalent to investing in the Underlying or the stocks that constitute the Underlying. Investors in the Notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks that constitute the Underlying. Additionally, the Underlying is not a “total return” index, which, in addition to reflecting the market prices of the stocks that constitute the Underlying, would also reflect dividends paid on such stocks. The return on the Notes will not include such a total-return feature.

♦	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the Notes in the Issue Price reduce the economic terms of the Notes, cause the estimated value of the Notes to be less than the Issue Price and will adversely affect secondary market prices — Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the Notes in secondary market transactions will likely be significantly lower than the Issue Price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the Issue Price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the Notes in the Issue Price and the lower rate we are willing to pay as issuer make the economic terms of the Notes less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the Notes are not fully deducted upon issuance, for a period of up to 12 months following the Settlement Date, to the extent that MS & Co. may buy or sell the Notes in the secondary market, absent changes in market conditions, including those related to the Underlying, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

♦	The estimated value of the Notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price — These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the Notes than those generated by others, including other dealers in the market, if they attempted to value the Notes. In addition, the estimated value on the Trade Date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your Notes in the secondary market (if any exists) at any time. The value of your Notes at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “The market price of the Notes will be influenced by many unpredictable factors” above.

♦	The Notes will not be listed on any securities exchange and secondary trading may be limited — The Notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the Notes. MS & Co. currently intends, but is not obligated, to make a market in the Notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the Notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Since other broker-dealers may not participate significantly in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the Notes, it is likely that there would be no secondary market for the Notes. Accordingly, you should be willing to hold your Notes to maturity.

♦	Hedging and trading activity by our affiliates could potentially adversely affect the value of the Notes — One or more of our affiliates and/or third-party dealers expect to carry out hedging activities related to the Notes (and possibly to other instruments linked to the Underlying or its constituent stocks), including trading in the stocks that constitute the Underlying as well as in other instruments related to the Underlying. As a result, these entities may be unwinding or adjusting hedge positions during the term of the Notes, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Determination Date approaches. Some of our affiliates also trade the stocks that constitute the Underlying and other financial instruments related to the Underlying on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the Trade Date could potentially affect the Initial Underlying Level and, therefore, could increase the level above which the Underlying must close on the Determination Date before you would receive a payment at maturity that exceeds your initial investment in the Notes. Additionally, such hedging or trading activities during the term of the Notes, including on the Determination Date, could adversely affect the Index Closing Value of the Underlying on the Determination Date and, accordingly, the amount of cash payable to an investor at maturity.

♦	Potential conflict of interest — As Calculation Agent, MS & Co. will determine the Initial Underlying Level, the Final Underlying Level and whether any Market Disruption Event has occurred, and will calculate the amount payable at maturity. Moreover, certain determinations made by MS & Co., in its capacity as Calculation Agent, may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of Market Disruption Events and the selection of a Successor Underlying or calculation of the Final Underlying Level in the event of a discontinuance of the Underlying or a Market Disruption Event. These potentially subjective determinations may adversely affect the payout to you at maturity. For further information regarding these types of determinations, see “Description of Equity-Linked Notes—General Terms of the Notes—Some Definitions” and “Description of Equity-Linked Notes—Discontinuance of Any Underlying Index; Alteration of Method of Calculation” in the accompanying product supplement. In addition, MS & Co. has determined the estimated value of the Notes on the Trade Date.

♦	Potentially inconsistent research, opinions or recommendations by Morgan Stanley, UBS or our or their respective affiliates — Morgan Stanley, UBS and our or their respective affiliates publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any research, opinions or recommendations expressed by Morgan Stanley, UBS or our or their respective affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the Underlying to which the Notes are linked.

Risks Relating to the Underlying

♦	There are risks associated with the Underlying.

o	There may be overexposure to the S&P 500® Total Return Index in bear markets or underexposure in bull markets. The index is designed to achieve a target volatility of 5% regardless of the direction of price movements in the market. Therefore, in bull markets, if realized volatility is higher than target volatility, the index will be exposed to less than the full gains in the S&P 500® Total Return Index and the index will experience lower returns than the S&P 500® Total Return Index. In contrast, if realized volatility is less than target volatility in a bear market, the index will be exposed to more than 100% of the losses in the S&P 500® Total Return Index and the index will experience lower returns than the S&P 500® Total Return Index. In fact, the index has historically underperformed the S&P 500® Total Return Index in bull markets. See “S&P 500® Daily Risk Control 5% USD Excess Return Index Overview” beginning on page 13.

o	Low volatility in the index is not synonymous with low risk in an investment linked to the index. For example, even if the volatility of the index over the term of the Notes was in line with the target volatility of 5%, the index may decrease over time, which would result in you receiving only the principal amount of your Notes at maturity.

o	The index may not outperform the S&P 500® Total Return Index. The index employs a mathematical algorithm intended to control the level of risk taken with respect to the S&P 500® Total Return Index by allocating its exposure to the S&P 500® Total Return Index in a manner designed to maintain the target volatility of 5%. No assurance can be given that this strategy will be successful or that the index will outperform the S&P 500® Total Return Index.

o	The index will not have an actual volatility of 5%. Volatility is measured on a historical basis and adjustments to the exposure in the S&P 500® Total Return Index are made on a daily basis, principally based upon recent realized volatility of the S&P 500® Total Return Index, with a two-day lag between the leverage factor’s calculation and its implementation (a leverage factor adjustment applied to the index at the close of business on the second day will effectively be applied at the opening of the next day). Due to this lag and because volatility can fluctuate significantly during this period, and even during a single day, the index will not reflect the most current volatility of the S&P 500® Total Return Index and so will not have an actual volatility of 5% at any given time. In addition, the exposure of the index to the S&P 500® Total Return Index is subject to a leverage factor cap of 150%, which may limit the ability of the index to fully participate in the appreciation of the S&P 500® Total Return Index during times of low volatility when achieving a target volatility of 5% would require a leverage factor in excess of 150%. Therefore, the index will not achieve actual volatility of 5% at any time.

o	Controlled volatility does not mean the index will have lower volatility than the S&P 500® Total Return Index. The index does not necessarily have lower volatility than the S&P 500® Total Return Index. The realized volatility of the S&P 500® Total Return Index may be less than the target volatility of 5% over extended periods of time, in which case the exposure of the index will be adjusted upwards in an attempt to raise its volatility to 5%. In this case, the result would be that the index is more volatile than the S&P 500® Total Return Index.

o	The returns will be reduced by borrowing costs. As an “excess return” index, the index represents returns made entirely with borrowed money. The index returns are therefore reduced by the cost of borrowing, the effect of which increases as leverage increases and/or if interest rates increase. The cost of borrowing is ignored when determining how much money to borrow, even if a prudent investor would choose not to borrow money to invest in the S&P 500® Total Return Index at such time. The cost of borrowing will reduce the index returns in all cases, whether the index appreciates or depreciates.

o	Historical performance of the index and the S&P 500® Total Return Index should not be taken as an indication of the future performance of the index or the S&P 500® Total Return Index. The future performance of the index and the S&P 500® Total Return Index may bear little relation to the historical performance of the index and the S&P 500® Total Return Index. The trading prices of the common stocks underlying the S&P 500® Total Return Index and the dividends paid on those common stocks will determine the level of the S&P 500® Total Return Index, and thus the volatility of the S&P 500® Total Return Index. The level and volatility of the S&P 500® Total Return Index and U.S. overnight LIBOR will determine the level of the index. As a result, it is impossible to predict whether the level of the index or the S&P 500® Total Return Index will rise or fall.

o	The index has a limited operating history and may perform in unanticipated ways. The index has a limited operating history, and so the retrospective historical performance prior to the establishment of the index must be considered illustrative only. For this and other reasons, the historical comparison of the index to the S&P 500® Total Return Index may not reflect future performance, and no assurance can be given as to the level of the index at any time.

♦	Governmental regulatory actions could result in material changes to the composition of the Underlying and could negatively affect your return on the Notes. Governmental regulatory actions, including but not limited to sanctions-related actions by the U.S. or foreign governments, could make it necessary or advisable for there to be material changes to the composition of the Underlying, depending on the nature of such governmental regulatory actions and the Underlying constituent stocks that are affected. If any governmental regulatory action results in the removal of Underlying constituent stocks that have (or historically have had) significant weights within the Underlying, such removal, or even any uncertainty relating to a possible removal, could have a material and negative effect on the level of the Underlying and, therefore, your return on the Notes.

♦	Adjustments to the Underlying could adversely affect the value of the Notes. The Underlying publisher of the Underlying is responsible for calculating and maintaining the Underlying. The Underlying publisher may add, delete or substitute the stocks constituting the Underlying or make other methodological changes required by certain corporate events relating to the stocks constituting the Underlying, such as stock dividends, stock splits, spin-offs, rights offerings and extraordinary dividends, that could change the value of the Underlying. The underlying publisher may discontinue or suspend calculation or publication of the Underlying at any time. In these circumstances, the Calculation Agent will have the sole discretion to substitute a Successor Underlying that is comparable to the discontinued Underlying, and is permitted to consider indices that are calculated and published by the Calculation Agent or any of its affiliates. Any of these actions could adversely affect the value of the Underlying and, consequently, the value of the Notes.

Hypothetical Payments on the Notes at Maturity

These examples are based on hypothetical terms. The actual terms are set forth on the cover of this pricing supplement.

The below scenario analysis and examples are provided for illustrative purposes only and are purely hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the Underlying relative to the Initial Underlying Level. We cannot predict the Final Level on the Determination Date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Underlying. The numbers set forth in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Payment at Maturity for a $1,000 principal amount of Notes on a hypothetical offering of the Notes, based on the following terms:

Investment term:	Approximately 7 years
Principal amount:	$1,000
Hypothetical Initial Underlying Level:	150
Participation Rate:	113%

Example 1 — The level of the Underlying increases from an Initial Underlying Level of 150 to a Final Underlying Level of 180. The Underlying Return is calculated as follows:

(180 – 150) / 150 = 20%

Because the Underlying Return is greater than zero, the Payment at Maturity for each $1,000 principal amount of Notes is calculated as follows:

$1,000 + [($1,000 × (Underlying Return × Participation Rate)]

= $1,000 + [($1,000 × (20% × 113%)]

= $1,000 + $226

= $1,226

Because the Underlying Return is 20%, MSFL will pay you $1,226 for each $1,000 principal amount at maturity.

Example 2 — The level of the Underlying decreases from an Initial Level of 150 to a Final Level of 75. The Underlying Return is negative and expressed as a formula:

Underlying Return = (150 – 75) / 150 = -50.00%

Payment at Maturity = $1,000

Because the Underlying Return is less than zero, MSFL will pay you only the $1,000 principal amount at maturity and you will not receive any positive return on your investment.

The table below illustrates the Payment at Maturity for a hypothetical range of Underlying Returns and does not cover the complete range of possible payouts at maturity.

Underlying Return	Final Underlying Level	Principal Amount	Participation Rate	Payment at Maturity	Hypothetical Return on $1,000 Note(1)
100%	300	$1,000	113%	$2,130	113.00%
90%	285	$1,000	113%	$2,017	101.70%
80%	270	$1,000	113%	$1,904	90.40%
70%	255	$1,000	113%	$1,791	79.10%
60%	240	$1,000	113%	$1,678	67.80%
50%	225	$1,000	113%	$1,565	56.50%
40%	210	$1,000	113%	$1,452	45.20%
30%	195	$1,000	113%	$1,339	33.90%
20%	180	$1,000	113%	$1,226	22.60%
10%	165	$1,000	113%	$1,113	11.30%
0%	150	$1,000	N/A	$1,000	0%
-10%	135	$1,000	N/A	$1,000	0%
-20%	120	$1,000	N/A	$1,000	0%
-30%	105	$1,000	N/A	$1,000	0%
-40%	90	$1,000	N/A	$1,000	0%
-50%	75	$1,000	N/A	$1,000	0%
-60%	60	$1,000	N/A	$1,000	0%
-70%	45	$1,000	N/A	$1,000	0%
-80%	30	$1,000	N/A	$1,000	0%
-90%	15	$1,000	N/A	$1,000	0%
-100%	0	$1,000	N/A	$1,000	0%

* The Underlying excludes cash dividend payments on stocks included in the Underlying.

(1) The “Hypothetical Return on $1,000 Note” is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 principal amount per Note to the purchase price of $1,000 per Note.

What Are the Tax Consequences of the Notes?

In the opinion of our counsel, Davis Polk & Wardwell LLP, the Notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying product supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders.” Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying product supplement) of the Notes, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of the payments on the Notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the Notes generally will be treated as ordinary income. We have determined that the “comparable yield” for the Notes is a rate of 2.0157% per annum, compounded semi-annually. Based on the comparable yield set forth above, the “projected payment schedule” for a Note (assuming an issue price of $1,000) consists of a single projected amount equal to $1,150.6233 due at maturity.

You should read the discussion under “United States Federal Taxation” in the accompanying product supplement concerning the U.S. federal income tax consequences of an investment in the Notes.

The following table states the amount of interest income (without taking into account any adjustment to reflect the difference, if any, between the actual and the projected amount of the contingent payment on a Note) that will be deemed to have accrued with respect to a Note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

ACCRUAL PERIOD	INTEREST INCOME DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL INTEREST INCOME DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
Original Issue Date through June 30, 2021	$3.3595	$3.3595
July 1, 2021 through December 31, 2021	$10.1124	$13.4719
January 1, 2022 through June 30, 2022	$10.2143	$23.6862
July 1, 2022 through December 31, 2022	$10.3172	$34.0034
January 1, 2023 through June 30, 2023	$10.4212	$44.4246
July 1, 2023 through December 31, 2023	$10.5262	$54.9508
January 1, 2024 through June 30, 2024	$10.6323	$65.5831
July 1, 2024 through December 31, 2024	$10.7395	$76.3226
January 1, 2025 through June 30, 2025	$10.8477	$87.1703
July 1, 2025 through December 31, 2025	$10.9570	$98.1273
January 1, 2026 through June 30, 2026	$11.0675	$109.1948
July 1, 2026 through December 31, 2026	$11.1790	$120.3738
January 1, 2027 through June 30, 2027	$11.2917	$131.6655
July 1, 2027 through December 31, 2027	$11.4055	$143.0710
January 1, 2028 through the Maturity Date	$7.5523	$150.6233

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of interest income and adjustments thereto in respect of the Notes for U.S. federal income tax purposes, and we make no representation regarding the actual amount of the payments that will be made on the Notes.

If you are a non-U.S. investor, please also read the section of the accompanying product supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

As discussed in the accompanying product supplement, Section 871(m) of the Internal Revenue Code of 1986, as amended (the “Code”), and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% (or a lower applicable treaty rate) withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities (each, an “Underlying Security”). Subject to certain exceptions, Section 871(m) generally applies to securities that substantially replicate the economic performance of one or more Underlying Securities, as determined based on tests set forth in the applicable Treasury regulations (a “Specified Security”). However, pursuant to an Internal Revenue Service (“IRS”) notice, Section 871(m) will not apply to securities issued before January 1, 2023 that do not have a delta of one with respect to any Underlying Security. Based on our determination that the Notes do not have a delta of one with respect to any Underlying Security, our counsel is of the opinion that the Notes should not be Specified Securities and, therefore, should not be subject to Section 871(m). Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If withholding is required, we will not be required to pay any additional amounts with respect to the amounts so withheld. You should consult your tax adviser regarding the potential application of Section 871(m) to the Notes.

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the Notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The discussion in the preceding paragraphs under “Tax considerations” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying product supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the Notes.

The S&P 500® Daily Risk Control 5% USD Excess Return Index

The S&P 500® Daily Risk Control 5% USD Excess Return Index is intended to provide investors with exposure to a broad performance benchmark for the U.S. equity markets through the S&P 500® Total Return Index while attempting to provide greater stability and lower overall risk of large fluctuations in the index’s performance as compared to the S&P 500® Total Return Index through the use of a volatility target. As an “excess return” index, the index represents an unfunded investment in the S&P 500® Total Return Index made through the use of a hypothetical cash fund at a borrowing rate of U.S. overnight LIBOR, or the “borrowing cost component.” The calculation of the return of the index reflects the borrowing cost component. The index’s notional investment in the S&P 500® Total Return Index is based on a leverage factor, which can increase or decrease the index’s exposure to the S&P 500® Total Return Index, depending on the observed volatility in the S&P 500® Total Return Index. For additional information about the S&P 500® Daily Risk Control 5% USD Excess Return Index, see the information set forth under “Annex A: S&P 500® Daily Risk Control 5% USD Excess Return Index” below.

Historical Information

The following table presents the published high and low closing values, as well as end-of-quarter closing values, of the Underlying from January 1, 2016 through April 27, 2021. The closing value of the Underlying on April 27, 2021 was 158.610. We obtained the closing values and other information below from Bloomberg Financial Markets, without independent verification. The historical closing values of the S&P 500® Daily Risk Control 5% USDs Excess Return Index should not be taken as an indication of future performance, and no assurance can be given as to the closing value of the S&P 500® Daily Risk Control 5% USD Excess Return Index on the Determination Date.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/1/2016	3/31/2016	121.733	117.925	121.656
4/1/2016	6/30/2016	123.163	119.937	122.005
7/1/2016	9/30/2016	123.730	121.859	122.971
10/1/2016	12/31/2016	126.265	120.780	125.311
1/1/2017	3/31/2017	131.113	125.893	129.938
4/1/2017	6/30/2017	133.293	128.634	132.100
7/1/2017	9/30/2017	135.424	131.666	135.424
10/1/2017	12/31/2017	142.993	135.789	142.280
1/1/2018	3/31/2018	149.842	142.451	143.320
4/1/2018	6/30/2018	145.779	142.590	144.367
7/1/2018	9/30/2018	149.673	144.247	149.146
10/1/2018	12/31/2018	149.493	138.496	140.488
1/1/2019	3/31/2019	144.818	139.913	144.472
4/1/2019	6/30/2019	146.469	142.360	146.152
7/1/2019	9/30/2019	147.890	143.594	145.643
10/1/2019	12/31/2019	151.095	144.066	150.868
1/1/2020	3/31/2020	154.277	143.326	144.683
4/1/2020	6/30/2020	147.863	144.293	147.167
7/1/2020	9/30/2020	151.258	147.267	149.099
10/1/2020	12/31/2020	153.235	148.034	153.235
1/1/2021	3/31/2021	155.893	152.515	155.877
4/1/2021	4/27/2021*	158.622	156.459	158.610

*	Available information for the indicated period includes data for less than the entire calendar quarter and accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only.

The graph below illustrates the performance of the S&P 500® Daily Risk Control 5% USD Excess Return Index from January 1, 2008 through April 27, 2021, based on information from Bloomberg. Past performance of the S&P 500® Daily Risk Control 5% USD Excess Return Index is not indicative of its future performance.

Additional Terms of the Notes

If the terms described herein are inconsistent with those described in the accompanying product supplement or prospectus, the terms described herein shall control.

The accompanying product supplement refers to the Principal Amount as the “Stated Principal Amount,” the Initial Underlying Level as the “Initial Index Value,” the Final Level as the “Final Index Value” and the Trade Date as the “Pricing Date.”

Index Publisher

S&P Dow Jones Indices LLC, or any successor thereto.

Interest

None

Bull or Bear Notes

Bull notes

Call Right

The Notes are not callable prior to the Maturity Date.

Postponement of Maturity Date

If the Determination Date is postponed so that it falls less than two Business Days prior to the scheduled Maturity Date, the Maturity Date will be postponed to the second Business Day following the Determination Date as postponed.

Equity-linked Notes

All references to “equity-linked notes” or related terms in the accompanying product supplement for equity-linked notes shall be deemed to refer to the Notes when read in conjunction with this document.

Trustee

The Bank of New York Mellon

Calculation Agent

MS & Co.

Issuer Notice to Registered Note Holders, the Trustee and the Depositary

In the event that the Maturity Date is postponed due to postponement of the Determination Date, the issuer shall give notice of such postponement and, once it has been determined, of the date to which the Maturity Date has been rescheduled (i) to each registered holder of the Notes by mailing notice of such postponement by first class mail, postage prepaid, to such registered holder’s last address as it shall appear upon the registry books, (ii) to the trustee by facsimile, confirmed by mailing such notice to the trustee by first class mail, postage prepaid, at its New York office and (iii) to The Depository Trust Company (the “depositary”) by telephone or facsimile, confirmed by mailing such notice to the depositary by first class mail, postage prepaid. Any notice that is mailed to a registered holder of the Notes in the manner herein provided shall be conclusively presumed to have been duly given to such registered holder, whether or not such registered holder receives the notice. The issuer shall give such notice as promptly as possible, and in no case later than (i) with respect to notice of postponement of the Maturity Date, the Business Day immediately preceding the scheduled Maturity Date, and (ii) with respect to notice of the date to which the Maturity Date has been rescheduled, the Business Day immediately following the actual Determination Date for determining the final index value.

The issuer shall, or shall cause the calculation agent to, (i) provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to the depositary of the payment at maturity on or prior to 10:30 a.m. (New York City time) on the Business Day preceding the Maturity Date and (ii) deliver the aggregate cash amount due with respect to the Notes to the trustee for delivery to the depositary, as a holder of the Notes, on the Maturity Date.

Use of Proceeds and Hedging

The proceeds from the sale of the Notes will be used by us for general corporate purposes. We will receive, in aggregate, $1,000 per Note issued, because, when we enter into hedging transactions in order to meet our obligations under the Notes, our hedging counterparty will reimburse the cost of the Agent’s commissions. The costs of the Notes borne by you and described on page 2 above comprise the Agent’s commissions and the cost of issuing, structuring and hedging the Notes. See also “Use of Proceeds and Hedging” in the accompanying product supplement.

On or prior to the Trade Date, we will hedge our anticipated exposure in connection with the Notes by entering into hedging transactions with our affiliates and/or third party dealers. We expect our hedging counterparties to take positions in the stocks constituting the Underlying; in futures or options contracts on the Underlying or its component stocks listed on major securities markets; or positions in any other available securities or instruments that they may wish to use in connection with such hedging. Such purchase or sale activity could increase the value of the Underlying on the Trade Date, and therefore increase the value above which such Underlying must close on the Determination Date before you would receive at maturity a payment that exceeds the principal amount of the Notes. In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the Notes, including on the Determination Date, by purchasing and selling the stocks constituting the Underlying; in futures or options contracts on the Underlying or its component stocks listed on major securities markets; or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities. As a result, these entities may be unwinding or adjusting hedge positions during the term of the Notes, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Determination Date approaches. Such hedging or trading activities during the term of the Notes could adversely affect the value of the Underlying, and accordingly, could increase the likelihood of the Final Underlying Level being less than or equal to the Initial Underlying Level, in which case you will receive no positive return on the Notes. We cannot give any assurance that our hedging activities will not affect the value of the Underlying and, therefore, adversely affect the value of the Notes or the amount payable at maturity.

Supplemental Plan of Distribution; Conflicts of Interest

MS & Co. is the agent for this offering. We have agreed to sell to MS & Co., and MS & Co. has agreed to purchase, all of the Notes at the issue price less the underwriting discount indicated on the cover of this document. UBS Financial Services Inc., acting as dealer, will receive from MS & Co. a fixed sales commission of $35 for each Note it sells.

MS & Co. is our affiliate and a wholly owned subsidiary of Morgan Stanley, and it and other subsidiaries of ours expect to make a profit by selling, structuring and, when applicable, hedging the Notes.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”), regarding a FINRA member firm’s distribution of the Notes of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

In order to facilitate the offering of the Notes, the agent may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the agent may sell more Notes than it is obligated to purchase in connection with the offering, creating a naked short position in the Notes, for its own account. The agent must close out any naked short position by purchasing the Notes in the open market. A naked short position is more likely to be created if the agent is concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the agent may bid for, and purchase, the Notes or the constituent stocks of the Underlying in the open market to stabilize the price of the Notes. Any of these activities may raise or maintain the market price of the Notes above independent market levels or prevent or retard a decline in the market price of the Notes. The agent is not required to engage in these activities, and may end any of these activities at any time. An affiliate of the agent has entered into a hedging transaction with us in connection with this offering of Notes. See “—Use of Proceeds and Hedging” above.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to MSFL and Morgan Stanley, when the Notes offered by this pricing supplement have been executed and issued by MSFL, authenticated by the trustee pursuant to the MSFL Senior Debt Indenture (as defined in the accompanying prospectus) and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of MSFL and the related guarantee will be a valid and binding obligation of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (ii) any provision of the MSFL Senior Debt Indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of Morgan Stanley’s obligation under the related guarantee. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the MSFL Senior Debt Indenture and its authentication of the Notes and the validity, binding nature and enforceability of the MSFL Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 16, 2020, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 16, 2020.

Annex A: S&P 500® Daily Risk Control 5% USD Excess Return Index

The S&P 500® Daily Risk Control 5% USD Excess Return Index is intended to provide investors with exposure to a broad performance benchmark for the U.S. equity markets through the S&P 500~~®~~ Total Return Index while attempting to provide greater stability and lower overall risk of large fluctuations in the index’s performance as compared to the S&P 500~~®~~ Total Return Index through the use of a volatility target. As an “excess return” index, the index represents an unfunded investment in the S&P 500~~®~~ Total Return Index made through the use of a hypothetical cash fund at a borrowing rate of U.S. overnight LIBOR, or the “borrowing cost component.” The calculation of the return of the index reflects the borrowing cost component, as described below. The index’s notional investment in the S&P 500~~®~~ Total Return Index is based on a leverage factor, which can increase or decrease the index’s exposure to the S&P 500~~®~~ Total Return Index, depending on the observed volatility in the S&P 500~~®~~ Total Return Index.

The index uses a mathematical algorithm that is designed to adjust the exposure of the index to the S&P 500~~®~~ Total Return Index based on a specific volatility target of 5%, or the “target volatility,” and the performance of the S&P 500~~®~~ Total Return Index. The index is designed to control the risk of large fluctuations of the S&P 500~~®~~ Total Return Index by daily adjusting the exposure of the index to the S&P 500~~®~~ Total Return Index based on realized volatility in an attempt to achieve the target volatility. “Realized volatility” is a measurement of risk based on the variation of daily historical returns of the S&P 500~~®~~ Total Return Index: larger fluctuations in daily returns will result in higher realized volatility, while smaller fluctuations will result in lower realized volatility. While the index attempts to maximize returns while reducing risk, there are no guarantees that the index will achieve its stated objectives.

Realized volatility is calculated as the greater of short-term volatility and long-term volatility. Both short-term volatility and long-term volatility are calculated using exponential weightings that place greater significance on more recent observations through the use of a decay factor which determines the weight of each daily return in the calculation of realized volatility. The decay factor utilized to determine short-term volatility and long-term volatility is specifically designed to ensure that recent historical volatility has greater impact than past historical volatility. In other words, the decay factor gives greater weight to yesterday’s observed volatility than the observed volatility from the day before yesterday. The decay factor for short-term volatility is slightly more than double the decay factor for long-term volatility. As a result, the 10 most recent days account for 50% of the weighting when determining short-term volatility, while the 23 most recent days account for 50% of the weighting when determining long-term volatility. When volatility increases, short-term volatility will increase more quickly than long-term volatility. Because realized volatility is the greater of short-term volatility and long-term volatility, realized volatility will increase quickly when volatility increases. This will quickly reduce exposure to the S&P 500~~®~~ Total Return Index when volatility increases. Conversely, because realized volatility is the greater of short-term volatility and long-term volatility, realized volatility will decrease slowly when volatility decreases. This will gradually increase exposure to the S&P 500~~®~~ Total Return Index when volatility decreases.

Each day (“T”), S&P calculates the leverage factor applicable to the index on the next succeeding day (“T+1”). The leverage factor is subject to a cap of 150% and a floor of 0% and is equal to: (i) the target volatility divided by (ii) the realized volatility for the second preceding day (“T-2”). The manner in which the leverage factor is calculated results in a two-day lag between the leverage factor’s calculation and its implementation in the index. Based on such calculation, if the realized volatility of the S&P 500~~®~~ Total Return Index is lower than the target volatility, the leverage factor will be greater than 100%, which represents a leveraged position, proportionate to the difference between realized volatility and target volatility. For example, as the index has a target volatility of 5%, if the realized volatility is 4% (i.e., there is a 25% difference between realized volatility and target volatility, with realized volatility being lower than the target volatility), the leverage factor will be 125%. In this instance, the index is exposed to 125% of the daily return of the S&P 500~~®~~ Total Return Index. On the other hand, if the realized volatility of the S&P 500~~®~~ Total Return Index is greater than the target volatility, the leverage factor will be less than 100%, which represents a deleveraged position, proportionate to the difference between realized volatility and target volatility. For example, as the index has a target volatility of 5%, if the realized volatility is 6% (i.e., there is a 16.67% difference between realized volatility and target volatility, with realized volatility being higher than the target volatility), the leverage factor will be 83.33%. In this instance, the index is exposed to 83.33% of the daily return of the S&P 500~~®~~ Total Return Index.

As noted above, the performance of the index is based on a notional investment in the S&P 500~~®~~ Total Return Index where the investment is made through the use of borrowed funds. Therefore, the return of the index will generally be equal to the leverage factor times the daily return of the S&P 500~~®~~ Total Return Index less the borrowing cost component applicable to such notional investment. For example, if the exposure to the S&P 500~~®~~ Total Return Index is 80%, the borrowing cost component applies only to the cost required to make an 80% notional investment in the S&P 500~~®~~ Total Return Index and not the remaining 20%. If the exposure to the S&P 500~~®~~ Total Return Index is 120%, the borrowing cost component applies to the entire 120% notional investment in the S&P 500~~®~~ Total Return Index. In determining the borrowing cost component, S&P may use other successor interest rates if U.S. overnight LIBOR is unavailable, and a 360-day year is assumed for the interest calculations in accordance with U.S. banking practices.

S&P 500~~®~~ Total Return Index

The S&P 500~~®~~ Total Return Index is a variant of the price return S&P 500~~®~~ Index. The S&P 500~~®~~ Total Return Index is composed of the same portfolio of constituent stocks as the price return S&P 500~~®~~ Index but reinvests both ordinary cash dividends and special dividends paid by the constituent stocks. Dividends are reinvested in the S&P 500~~®~~ Total Return Index as a whole, not in the specific stock paying the dividend. Ordinary cash dividends are applied on the ex-date in calculating the S&P 500~~®~~ Total Return Index. Special dividends are those dividends that are outside of the normal payment pattern established historically by the issuer of the constituent stock. These may be described by the issuer as “special,” “extra,” “year-end,” or “return of capital.” Whether a dividend is funded from operating earnings or from other sources of cash does not affect the determination of whether it is ordinary or special. Special dividends are treated as corporate actions with offsetting price and divisor adjustments.

S&P 500~~®~~ Index

The S&P 500® Index is calculated, maintained and published by S&P Dow Jones Indices LLC (“S&P”). S&P is a joint venture between S&P Global, Inc. (73% owner) and CME Group Inc. (27% owner), owner of CME Group Index Services LLC.

The S&P 500® Index consists of stocks of 500 component companies selected to provide a performance benchmark for the U.S. equity markets. The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of 500 similar companies during the base period of the years 1941 through 1943.

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the value of the S&P 500® Index (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies (the “S&P 500 Component Stocks”) as of a particular time as compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The “Market Value” of any S&P 500 Component Stock is the product of the market price per share and the number of the then outstanding shares of such S&P 500 Component Stock. The 500 companies are not the 500 largest companies listed on the New York Stock Exchange and not all 500 companies are listed on such exchange. S&P chooses companies for inclusion in the S&P 500® Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company’s common stock is widely-held and the Market Value and trading activity of the common stock of that company.

The S&P 500® Index is a float-adjusted index. Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies, government agencies or other long-term strategic holders given that such shares are not available to investors in the public markets.

As of July 31, 2017, securities of companies with multiple share class structures are no longer eligible to be added to the S&P 500® Index, but securities already included in the S&P 500® Index have been grandfathered and are not affected by this change.

Beginning September 21, 2012, all share-holdings with a position greater than 5% of a stock’s outstanding shares, other than holdings by “block owners,” are removed from the float for purposes of calculating the S&P 500® Index. Generally, these “control holders” include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock or government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. Holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, are ordinarily considered to be part of the float.

Treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock and rights are generally not part of the float. However, shares held in a trust to allow investors in countries outside the country of domicile (e.g., American Depositary Receipts, CREST Depositary Receipts and Canadian exchangeable shares) are normally part of the float unless those shares form a control block. If a company has more than one class of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding. Available float shares are defined as total shares outstanding less shares held by control holders. An IWF of at least 0.10 is required for inclusion in the S&P 500® Index. The S&P 500® Index is calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by a number called the “S&P 500® Index Divisor.”

The S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total Market Value of all 500 S&P 500 Component Stocks relative to the S&P 500® Index’s base period of 1941-43 (the “Base Period”).

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total Market Value of the S&P 500 Component Stocks during the Base Period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total Market Value of the S&P 500 Component Stocks by the S&P 500® Index Divisor. By itself, the S&P 500® Index Divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original base period value of the S&P 500® Index. The S&P 500® Index Divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index (“S&P 500® Index Maintenance”).

S&P 500® Index Maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

To prevent the value of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total Market Value of the S&P 500® Index require a S&P 500® Index Divisor adjustment. By adjusting the S&P 500® Index Divisor for the change in total Market Value, the value of the S&P 500® Index remains constant. This helps maintain the value of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All S&P 500® Index Divisor adjustments are made after the close of trading and after the calculation of the closing value of the S&P 500® Index. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require S&P 500® Index Divisor adjustments.

The table below summarizes the types of S&P 500® Index maintenance adjustments and indicates whether or not a S&P 500® Index Divisor adjustment is required:

Type of Corporate Action	Comment	Divisor Adjustment Required
Company Added/Deleted	Net change in market value determines the divisor adjustment.	Yes
Change in Shares Outstanding	Any combination of secondary issuance, share repurchase or buy back – share counts revised to reflect change.	Yes
Stock Split	Share count revised to reflect new count. Divisor adjustment is not required since the share count and price changes are offsetting.	No
Spin-off	If the spun-off company is not being added to the index, the divisor adjustment reflects the decline in index market value (i.e., the value of the spun-off unit).	Yes
Spin-off	Spun-off company added to the index, no company removed from the index.	No
Spin-off	Spun-off company added to the index, another company removed to keep	Yes

number of names fixed. Divisor adjustment reflects deletion.
Change in Investable Weight Factor (“IWF”)	Increasing (decreasing) the IWF increases (decreases) the total market value of the index. The divisor change reflects the change in market value caused by the change to an IWF.	Yes
Special Dividends	When a company pays a special dividend the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in index market value.	Yes
Rights Offering	Each shareholder receives the right to buy a proportional number of additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor adjustment reflects increase in market cap measured as the shares issued multiplied by the price paid.	Yes

Stock splits and stock dividends do not affect the S&P 500® Index Divisor of the S&P 500® Index, because following a split or dividend both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the S&P 500 Component Stock. Corporate actions (such as stock splits, stock dividends, spin-offs and rights offerings) are implemented after the close of trading on the day prior to the ex-date. Share changes resulting from exchange offers are made on the ex-date.

Each of the corporate events exemplified in the table requiring an adjustment to the S&P 500® Index Divisor has the effect of altering the Market Value of the S&P 500 Component Stock and consequently of altering the aggregate Market Value of the S&P 500 Component Stocks (the “Post-Event Aggregate Market Value”). In order that the level of the S&P 500® Index (the “Pre-Event Index Value”) not be affected by the altered Market Value (whether increase or decrease) of the affected S&P 500 Component Stock, a new S&P 500® Index Divisor (“New S&P 500 Divisor”) is derived as follows:

Post-Event Aggregate Market Value	=	Pre-Event Index Value
New S&P 500 Divisor

New S&P 500 Divisor	=	Post-Event Aggregate Market Value
Pre-Event Index Value

A large part of the S&P 500® Index maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P 500® Index companies. Changes in a company’s total shares outstanding of 5% or more due to public offerings, tender offers, Dutch auctions or exchange offers are made as soon as reasonably possible. Other changes of 5% or more are made weekly, and are announced on Fridays for implementation after the close of trading the following Friday (one week later). All other changes of less than 5% are accumulated and made quarterly on the third Friday of March, June, September, and December when the share totals of companies in the S&P 500® Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the S&P 500® Index Divisor is adjusted to compensate for the net change in the total Market Value of the S&P 500® Index.

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